                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                               Commission File Number 000-16061
                          NOTIFICATION OF LATE FILING
     (Check One):  [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended: June 30, 1997
                       -------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
                                     -----------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------
------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant   Criticare Systems, Inc.
                       -------------------------------------------------------
Former name if applicable

------------------------------------------------------------------------------
Address of principal executive office (Street and number)
20925 Crossroads Circle
------------------------------------------------------------------------------
City, state and zip code  Waukesha, Wisconsin  53186
                        ------------------------------------------------------
                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 13b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         One of registrant's wholly-owned subsidiaries, Criticare Inter-national GmbH Marketing Services ("Criticare International") is involved in litigation with certain of its former employees and is also involved in bankruptcy proceedings. Repeated efforts have been made to contact registrant's special German counsel who is handling these matters to determine their status. However, German counsel did not respond to repeated calls and letters until approximately 1:30 p.m. on September 29, 1997, and still has not provided a response to an audit letter request from registrant's independent accountant. Consequently, the registrant is unable to complete Form 10-K on a timely basis and the registrant's independent accountant is not in a position to issue its reports and related consent letter.

                                   PART IV

                              OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                Richard J. Osowski              (414)           798-8282
-------------------------------------------------------------------------------
                      (Name)                  (Area Code)   (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x] Yes    [] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [x] Yes    [] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The registrant anticipates that it will formally report a net loss for the year ended June 30, 1997 of $2,179,489 compared to a net loss of $4,330,989 for the year ended June 30, 1996. For the quarter ended June 30, 1997, the registrant anticipates reporting a net loss of $1,649,000 compared to a net loss of $1,802,000 for the quarter ended June 30, 1996. Included in the 1997 annual and fourth quarter net loss amounts are one-time charges of $418,000 for a judgment against and the liquidation of Criticare International and a $300,000 write-off of an investment in Intercare Technologies, Inc. The registrant previously announced these earnings results in its earnings release dated August 21, 1997.

                           Criticare Systems, Inc.
-------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 29, 1997  By /s/ Richard J. Osowski
      -------------------    --------------------------------------------------
                             Richard J. Osowski, Senior Vice President-Finance

                            DELOITTE & TOUCHE LLP

September 29, 1997



Criticare Systems, Inc.
20925 Crossroads Circle
Waukesha, WI 53186


Ladies and Gentlemen:

        We have read the explanation of the reasons for filing a notification of late filing for the Form 10-K for the year ending June 30, 1997 for Criticare Systems, Inc. contained in Part III of the Form 12b-25 to be filed with the Securities and Exchange Commission on September 30, 1997 and agree with the statements made therein.


                                                 Yours truly,


                                                 /s/ Deloitte & Touche LLP
                                                 --------------------------

                                                 DELOITTE & TOUCHE LLP
                                                 Milwaukee, Wisconsin